Room 4561

October 24, 2006

Mr. Steven B. Solomon
President and Chief Executive Officer
Citadel Security Software Inc.
Two Lincoln Center, Suite 1600
5420 LBJ Freeway
Dallas, Texas 75240

Re: **Citadel Security Software Inc.**
   Preliminary Proxy Statement on Schedule 14A filed October 16, 2006
   File No. 0-33491

Dear Mr. Solomon:

   This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that all necessary disclosure pursuant to Item 14 of Schedule 14A has been provided. Specifically, as information pursuant to Item 14(c)(1) has not been provided, please confirm that such information is not required or, as necessary, please provide this information. Please refer to Question H.6 of our July 2001 Third Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for guidance regarding the financial statements that must be provided with respect to asset sale transactions.

Summary Term Sheet, page 1

2.   In the summary term sheet and in other places in the proxy statement where you discuss the consideration of $56 million for this sale, please disclose that net cash available from the sale is approximately $17 million and the estimated cash to be distributed to the common stockholders is approximately $18 million. You may wish to also discuss the components of your material expenses and obligations relating to this sale, such as the $18.8 million preferred stock payments, the $8.5 million loan repayments (much of which is to your president and chief executive officer) and the $6.8 million severance costs.

3.   We note your disclosure on page 11 and elsewhere in your filing regarding the necessary governmental filings for the transaction. Please reconcile for us the disclosure here with your disclosure on page 4 in which you indicate that the closing of the transaction is conditioned upon specified encryption requests filed with and certain voluntary disclosures made to governmental agencies.

4.   We note your discussion on pages 5 and 10 regarding the $500,000 prepayment penalty in connection with the Solomon loan repayment. We note that the loan was entered into on August 11, 2006, and that you had been in contact with McAfee since late 2005 regarding the current proposed sale. Please disclose that the loan, with the change in control clause which would include an asset sale to McAfee, was entered into at a time when you were in active negotiations with McAfee regarding your potential sale.

5.   Additionally, it appears that a discussion of the Solomon loan is required under Item 1.01 of Form 8-K, or in Item 5 of Part II of your Form 10-Q filed August 14, 2006. See, e.g., Question 1 of the Division of Corporation Finance's Frequently Asked Questions (Nov. 23, 2004). Please advise.

Questions and Answers About the Special Meeting, page 12

6.   We note your question and answer on page 13 that "[t]he asset sale to McAfee LLC is not conditioned upon the liquidation being approved." Please reconcile this statement with your disclosure on page 4 and elsewhere that the asset purchase agreement is subject to a number of conditions including the approval of the asset sale and the plan of liquidation and dissolution by stockholders. We further note that Sections 4.11 and 5.1(i) of the asset purchase agreement appear to condition the closing of the transaction on stockholder approval of the liquidation and dissolution plan.

Factors to Be Considered by Stockholders in Deciding Whether to Approve the Proposals, page 16

7.   We note your disclosure on pages 20 and 64 in your filing regarding the necessary contingency reserve. We further note your disclosure on page 17 and elsewhere regarding a likely distribution to stockholders of $.52 to $.54 per share. Your table on page 17 reflecting an estimated distribution of $.53 per share does not appear to have provided for the necessary contingency reserve. Please advise us whether footnote (8) of the table is such contingency reserve. If so, please clarify your disclosure to indicate so. If not, please explain how an estimated distribution of $.52 to $.54 to stockholders in January 2007 was determined without accounting for the contingency reserve and revise as appropriate.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen Parker, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director